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                                                                      EXHIBIT 2

                              EMPLOYMENT AGREEMENT



     THIS EMPLOYMENT AGREEMENT made and entered into effective as of January 1, 1995 (this Employment Agreement, as the same may hereafter be amended from time to time, being hereinafter referred to as "this Agreement"), by and between WALLACE COMPUTER SERVICES, INC., a Delaware corporation (hereinafter referred to as "WALLACE"), and ROBERT J. CRONIN of Oak Brook, Illinois (hereinafter referred to as "CRONIN"),



                                    RECITALS

     CRONIN is currently serving WALLACE as its President and Chief Executive Officer.

     The BOARD OF DIRECTORS of WALLACE believes that it would be in the best interests of WALLACE to enter into this Agreement with CRONIN, and CRONIN desires to enter into this Agreement with WALLACE.


                                   AGREEMENTS

     IN CONSIDERATION OF the foregoing and the promises, covenants and agreements hereinafter set forth, WALLACE and CRONIN hereby agree as follows:


     A.   THE TERM

          1. TERM. The Term shall begin on January 1, 1995, and shall continue until December 31, 1999, or such other date as WALLACE and CRONIN may from time to time mutually agree in writing. During the Term, CRONIN shall devote his business time, attention, skill and energies to the affairs of WALLACE and its subsidiaries and shall not, without the specific approval of the Board of Directors of WALLACE, engage in any other business activity; PROVIDED, HOWEVER, that this Section A.1 shall not be construed as preventing CRONIN (i) from investing in any company in any form or manner that does not require his services in connection with the business and operations of the company in which such investment is made, (ii) from serving as a director of any company that is not engaged, directly or indirectly, in any business in competition with WALLACE, so long as such service as a director does not interfere with the performance of his duties and responsibilities with WALLACE and such service has been approved by the Board of Directors of WALLACE, or (iii) from engaging in any non-business activity, including, without limitation, service as a trustee or director of a charitable organization or educational institution, so long as such service does not interfere with the performance


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of his duties and responsibilities with WALLACE.

          2. EMPLOYMENT DUTIES. During the Term, CRONIN shall serve WALLACE and WALLACE shall employ CRONIN as its President and Chief Executive Officer or in such other executive capacity with WALLACE as the Board of Directors of WALLACE may from time to time determine, with such duties and responsibilities as the Board of Directors of WALLACE may from time to time reasonably assign to him consistent with his position with WALLACE in accordance with the By-Laws of WALLACE; PROVIDED, HOWEVER, that, if a Material Change should occur during the Term, WALLACE shall be obligated to continue to employ CRONIN for the remainder of the Term in the same executive capacity in which he was employed immediately prior to such Material Change with substantially the same duties and responsibilities that he had immediately prior to such Material Change; PROVIDED FURTHER, HOWEVER, that, if WALLACE should cease to be a public company after a Material Change, the fact that CRONIN may thereupon cease to have certain duties and responsibilities that were attributable solely to the status of WALLACE as a public company shall not be deemed to be a breach of this Section A.2.

     A "Material Change" shall be deemed to have occurred for the purposes of this Agreement if any of the following should occur:

               (i) The acquisition (in one or more transactions) of beneficial ownership of more than 50% of the outstanding shares of Common Stock of WALLACE by any person or entity or by any group of persons or entities (unless CRONIN is part of such group) acting in concert for the purpose of acquiring, voting, holding or disposing of shares of WALLACE's Common Stock,

               (ii) The election or appointment (in one or more elections or as a result of one or more appointments to fill vacancies) as directors comprising one-half (1/2) or more of the Board of Directors of WALLACE of persons who were not nominated, recommended or appointed by WALLACE's incumbent Board of Directors, or

               (iii) The occurrence of any other event or state of facts that the Board of Directors of WALLACE may determine (by the adoption of a resolution) has, does or would constitute a "Material Change" for the purposes of this Agreement.

          3. COMPENSATION. For all services rendered by CRONIN to WALLACE and its subsidiaries during the Term, WALLACE shall pay CRONIN a Base Salary in such amount as the Board of Directors shall from time to time determine; PROVIDED, HOWEVER, that CRONIN's Base Salary during the Term shall in no event be less than $365,000 per calendar year, with fractional years prorated on the basis of a three hundred and sixty-five (365) day calendar year, all subject to normal withholdings and deductions. The term "Base Salary" shall mean (i) current cash compensation for services, exclusive of any amounts awarded or paid under Section B below, any amounts awarded or paid under any other incentive or bonus plan or program of WALLACE, and any amounts awarded or


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paid in respect of service as a director, plus (ii) the amount of any compensation that is not Base Salary under clause (i) above because such compensation is contributed by WALLACE on behalf of CRONIN under WALLACE's Profit Sharing and Retirement Plan pursuant to a salary reduction agreement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), or because CRONIN elects to defer such compensation under WALLACE's Deferred Compensation/Capital Accumulation Plans.

          4. BONUSES. During the Term, WALLACE shall award and pay bonuses to CRONIN as provided in Section B below.

          5.   NOMINATION AS DIRECTOR.   During the Term, WALLACE intends to
nominate CRONIN for election to the Board of Directors of WALLACE, provided that CRONIN meets the qualifications for election as a director.

     B.   BONUSES

          1. AWARD. During the Term, WALLACE may award such bonuses to CRONIN, under WALLACE's Executive Incentive Plan and otherwise, in such amounts, at such times, and, subject to the provisions of Section B.2 below, upon such conditions as the Board of Directors may from time to time determine; PROVIDED, HOWEVER, that if a Material Change should occur during the Term, WALLACE shall be obligated to award CRONIN an unconditional bonus for each fiscal year during the remainder of the Term (including the fiscal year in which the Material Change occurs) in an amount not less than the average annual bonus awarded to him by WALLACE (including, without limitation, all bonuses, whether incentive or deferred, awarded to CRONIN under WALLACE's Executive Incentive Plan) for the last two fiscal years preceding the fiscal year in which the Material Change occurs, which unconditional bonus must be awarded and paid not later than the last day of the calendar year during which the fiscal year for which the bonus is awarded ends.

          2. PAYMENT. Whenever any incentive bonus under WALLACE's Executive Incentive Plan or any other cash bonus is awarded to CRONIN, payment of such bonus shall be made in accordance with the following provisions:

          (a) Prior to the commencement of any fiscal year, CRONIN may advise the Compensation Committee of the Board of Directors of WALLACE of his election to be paid any incentive bonus under WALLACE's Executive Incentive Plan or any other cash bonus to be awarded to him for such fiscal year on a current or deferred basis. If no such election is made, CRONIN shall be deemed to have elected to be paid such bonus on a current basis.

          (b) Any bonus payable on a current basis shall be paid to CRONIN within sixty (60) days of the date of the award, subject to normal withholdings and deductions.

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          (c)  Any bonus payable on a deferred basis shall be accrued and paid to CRONIN as follows:

               (i) Effective as of the date of the award, WALLACE shall credit the amount of any deferred bonus to the book reserve account known as the "Deferred Compensation Account of Robert J. Cronin" (hereinafter referred to as the "Deferred Compensation Account"). There shall also be credited to the Deferred Compensation Account, effective as of the date hereof, all deferred bonuses and interest accrued thereon credited to CRONIN prior to the date hereof.

               (ii) Interest shall accrue on all amounts credited to the Deferred Compensation Account from the date credited to such account until the date paid to CRONIN as provided in Section B.2(c)(iii) below. Such interest shall be computed quarterly on the last day of each calendar quarter based upon the interest rate payable on ninety (90) day certificates of deposit of The First National Bank of Chicago prevailing as of the first day of such calendar quarter. Interest shall be credited to the Deferred Compensation Account [and thereafter accrue interest as provided in this Section B.2(c)(ii)] effective as of the first day of each calendar year, commencing January 1, 1996.

               (iii) The amounts of deferred bonus and other amounts credited to the Deferred Compensation Account shall be paid to CRONIN, subject to normal withholdings and deductions, in one hundred twenty (120) equal monthly installments [with interest on the unpaid balance at the rate specified in Section B.2(c)(ii) above] commencing in the month immediately following the earlier to occur of (I) the last month of the Term, or (II) the month in which WALLACE discharges CRONIN for any reason (whether with or without cause), or (III) the month in which CRONIN is determined to have a Permanent Disability within the meaning of Section C.1(ii) below; PROVIDED, HOWEVER, that if CRONIN should die before all amounts credited to the Deferred Compensation Account have been paid to him, the full unpaid amount then credited to the Deferred Compensation Account and all interest accrued thereon shall be immediately paid in a lump sum to his Designated Beneficiary under Section E.1(b) below.

          (d) Notwithstanding any other provision of this Agreement to the contrary:

               (i) CRONIN may at any time or from time to time request the payment to him of all or any portion of the amounts then credited to the Deferred Compensation Account, but WALLACE shall make a payment to CRONIN pursuant to such a request only if and to the extent that such request is approved by the Board of Directors of WALLACE.

               (ii) If CRONIN should elect to terminate his services with WALLACE pursuant to Section C.3 below, all amounts then credited to the Deferred Compensation Account shall be paid to CRONIN on demand and all bonuses that CRONIN has elected to be

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     paid on a deferred basis (including any bonus for the calendar year in which the termination occurs) shall instead be paid to CRONIN on a current basis.


     C.   TERMINATION OF SERVICES

          1. GENERAL. The obligation of CRONIN to provide services to WALLACE under Section A above, and, subject to the provisions of Section B.2 above and Sections C.2, C.3 and C.5 below, the obligation of WALLACE to pay any compensation or provide any benefits to CRONIN under Section A or B above, as the case may be, shall cease effective as of the last day of any calendar month in which CRONIN should:

               (i)       Die while he is in the employ of WALLACE; or

               (ii) Become so mentally or physically disabled while he is in the employ of WALLACE that, in the reasonable judgment of a doctor who shall be selected by the Board of Directors of WALLACE, it is unlikely that CRONIN would be able to render services as contemplated under Section A above for (I) a period of six (6) months or (II) in excess of one-half of the time remaining between the date of such determination and the last day of the Term, whichever is longer (a "Permanent Disability"); or

               (iii) Be discharged from the employ of WALLACE by the Board of Directors of WALLACE for "cause". The term "cause" shall mean (a) the commission by CRONIN of any crime while on WALLACE's premises or in the course of WALLACE's business; (b) the commission by CRONIN of any felony or crime involving moral turpitude; or (c) the engagement by CRONIN in any business or activity that is directly competitive with any business or activity of WALLACE or any of its divisions or subsidiaries and which, in the opinion of the Board of Directors of WALLACE, is prejudicial or adverse to the best interests of WALLACE; PROVIDED, HOWEVER, that, after the occurrence of a Material Change, CRONIN may be discharged for "cause" only if WALLACE is able to establish that the action for which he is being discharged under clause (a), (b) or (c) of this Section C.1(iii) is an action for which he would have been discharged for "cause" under WALLACE's general employment policies and practices in effect immediately prior to such Material Change; or

               (iv)      Voluntarily retire from the employ of WALLACE.

          2. PERMANENT DISABILITY. If CRONIN is determined to have a Permanent Disability and his employment with WALLACE is terminated pursuant to Section C.1(ii) above, then, commencing with the month next succeeding the month in which his employment is terminated, WALLACE shall pay CRONIN fifty percent (50%) of his most recent Base Salary then in effect for the balance of the Term or until his death, whichever occurs first.

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          3.   MATERIAL CHANGE.  CRONIN shall have the right to elect to
terminate his services with WALLACE if, after the occurrence of a Material
Change:

               (i) WALLACE should fail to continue to employ him during the Term in the same executive capacity with WALLACE in which he was employed immediately prior to such Material Change, with substantially the same duties and responsibilities with WALLACE that he had immediately prior to such Material Change, except, in the case where WALLACE ceases to be a public company after such Material Change, for those duties and responsibilities that were attributable solely to the status of WALLACE as a public company. Without in any way limiting the right of CRONIN to elect to terminate his services under this Section C.3(i), it is understood that any change in CRONIN's job description (other than as described in the exception to the first sentence of this clause (i)), offices, perquisites, or place of employment, any reduction in the number of officers or other employees or diminishment in the overall management responsibility of officers and other employees reporting directly to CRONIN (other than as described in the exception to the first sentence of this clause (i)), any reduction in the number of operating units or overall sales volume of operating units reporting directly to CRONIN, and any diminishment in the decision making authority of CRONIN (other than as described in the exception to the first sentence of this clause (i)), shall each be a change in his duties and responsibilities that will give CRONIN the right to elect to terminate his services under this Section C.3(i); or

               (ii) WALLACE should impede or otherwise fail to permit CRONIN to exercise fully and properly his duties and responsibilities with WALLACE during the Term; or

               (iii) WALLACE should fail to pay or award to CRONIN when due any Base Salary, Bonus or other amount payable to him under the provisions of Section A.3 or B above or to provide him with any benefits to which he is entitled under the provisions of Section D.2 below.

If CRONIN should make any such election during the Term, he shall be entitled to a Termination Payment (as hereinafter defined) from WALLACE, which Termination Payment shall be due and payable ten (10) days after CRONIN gives WALLACE written notice of such election. The term "Termination Payment" in respect of any election by CRONIN to terminate his services with WALLACE during the Term shall mean an amount that is equal to the present value (determined as of the date of such election using a discount rate equal to the then current Pension Benefit Guaranty Corporation interest rate for valuing immediate annuities under single-employer pension plans) of the minimum amount of Base Salary, Bonuses and other compensation (whether paid currently or deferred) to which CRONIN would have been entitled under Sections A.3 and B above for the remainder of the Term if he had continued in the employ of WALLACE through the last day of the Term. The Termination Payment is intended to constitute liquidated damages to compensate CRONIN for amounts he could have earned under Sections A and B in respect of future services and shall not be

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subject to reduction based upon any compensation that CRONIN may receive (or could have received) in respect of any services he performs (or could have performed) after he terminates his services to WALLACE. The Termination Payment shall be in addition to and not in lieu of any rights or claims that CRONIN may have under Sections A and B in respect of past services and any rights or claims, past or future, that CRONIN may have under Sections D and E, and CRONIN shall retain all of his rights and claims under Sections A and B in respect of past services and all of his rights and claims, past or future, under Sections D and E.

          4. EXCISE TAX. In the event that, in connection with a Material Change or at any time following a Material Change, the Termination Payment or any other amounts payable to CRONIN, his Designated Beneficiary or his dependents under this Agreement or under any plan, program or policy of WALLACE, or any benefits provided to CRONIN or his dependents under this Agreement or under any plan, program or policy of WALLACE, should become subject to the excise tax imposed under Section 4999 of the Code or any similar tax or assessment (collectively, "Excise Taxes"), WALLACE shall pay to CRONIN, his Designated Beneficiary or his dependents, as the case may be, on demand, the amount (the "Excise Tax Reimbursement Amount") necessary to fully reimburse CRONIN, his Designated Beneficiary and his dependents for (i) all Excise Taxes that may be imposed on CRONIN, his Designated Beneficiary or his dependents and
(ii) any and all income and other taxes, including additional Excise Taxes, that may be imposed on CRONIN, his Designated Beneficiary or his dependents in respect of any of the amounts to be paid to CRONIN, his Designated Beneficiary or his dependents under clause (i) above or under this clause (ii). The determination of the Excise Tax Reimbursement Amount shall initially be made by the accounting firm that is serving as WALLACE's independent public accountants immediately prior to the Material Change, or, if such accounting firm is no longer in existence, by its successor. All costs and expenses of such accounting firm in connection with making such determination shall be paid by WALLACE. If it is subsequently determined (as a result of an assessment of additional Excise Taxes by the Internal Revenue Service or otherwise) that the Excise Tax Reimbursement Amount is not sufficient to fully reimburse CRONIN, his Designated Beneficiary or his dependents as contemplated above, WALLACE shall pay to CRONIN, his Designated Beneficiary or his dependents, as the case may be, on demand, the amount (the "Additional Excise Tax Reimbursement Amount") necessary to fully reimburse CRONIN, his Designated Beneficiary and his dependents for (I) any and all additional Excise Taxes, income taxes and other taxes that may be imposed on CRONIN, his Designated Beneficiary or his dependents, (II) any and all interest, fines and penalties that may be imposed on CRONIN, his Designated Beneficiary or his dependents in connection with any such additional Excise Taxes, income taxes or other taxes, and (III) any and all income and other taxes, including additional Excise Taxes, that may be imposed on CRONIN, his Designated Beneficiary or his dependents in respect of any of the amounts to be paid to CRONIN, his Designated Beneficiary or his dependents under clause (I) or (II) above or under this clause (III). The purpose of this Section C.4 is to place CRONIN, his Designated Beneficiary and his dependents in the same position on an after-tax basis that each of them would have been in if the Termination Payment and all other amounts payable to CRONIN, his Designated Beneficiary or his dependents under this Agreement or under any plan, program or policy of WALLACE, and all benefits

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provided to CRONIN or his dependents under this Agreement or under any plan, program or policy of WALLACE, had not been subject to any Excise Taxes.

          5. PAST SERVICES, ETC. The termination of CRONIN's employment with WALLACE for any reason, including "cause" pursuant to Section C.1(iii), shall not diminish or otherwise affect in any way the obligations of WALLACE with respect to the payment of any Base Salary, Bonuses or other compensation (whether payable currently or deferred) in respect of past services, and CRONIN shall retain all of his rights and claims under Sections A and B in respect of past services and all of his rights and claims, past and future, under Section D and E, except to the extent expressly provided otherwise in Section D or E, as the case may be.


     D.   EMPLOYEE BENEFITS

          1. GENERAL. CRONIN and his dependents shall receive all employee benefits (including, without limitation, paid vacations and holidays, medical, hospitalization, dental and other health care insurance, disability insurance, life insurance, and retirement benefits) and participate in WALLACE'S Capital Accumulation Plan and other plans and programs to which and in which active executive employees of WALLACE and/or their dependents are or shall become entitled to receive or participate in at any time during the Term, except supplemental retirement benefits under WALLACE's Supplemental Retirement Plan; PROVIDED, HOWEVER, that CRONIN and his dependents shall be entitled to receive employee benefits and participate in WALLACE'S Capital Accumulation Plan and other plans and programs as set forth in this Section D.1 if and so long as (and only if and so long as) (i) CRONIN does not, at any time while he is an employee of WALLACE and, unless the termination of his employment constitutes Retirement (as defined in Section E.1(a) ) and there has been a Material Change before his Retirement, at any time thereafter, engage in any Competitive Activity (as defined in Section F below) and (ii) CRONIN does not commit any action that permits WALLACE to terminate his employment for "cause" under the provisions of clause (a) or (b) of Section C.1(iii) (including, if applicable, the proviso thereto); PROVIDED FURTHER, HOWEVER, that, if a Material Change should occur, the employee benefits required to be provided to CRONIN and his dependents under the provisions of this Section D.1 shall be no less than the employee benefits CRONIN and his dependents would have received under the provisions of the plans, programs and policies of WALLACE in effect immediately prior to such Material Change, all at no increased cost or expense to CRONIN and his dependents.

          2. UNINSURED MEDICAL EXPENSES. In addition to the foregoing, effective January 1, 1995, and continuing until CRONIN's death, WALLACE will reimburse CRONIN upon request for expenses incurred by CRONIN for or in respect of medical care (as defined in Section 213 of the Code) of CRONIN and his wife; PROVIDED, HOWEVER, that CRONIN shall be entitled to reimbursement of medical expenses as set forth in this Section D.2 if and so long as (and only if and so long as) (i) CRONIN does not, at any time while he is an employee of WALLACE and, unless the termination of his employment constitutues Retirement (as defined in Section E.1(a) ) and there has been a Material

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Change before his Retirement, at any time thereafter, engage in any Competitive
Activity (as defined in Section F below) and (ii) CRONIN does not commit any action that permits WALLACE to terminate his employment for "cause" under the provisions of clause (a) or (b) of Section C.1(iii) (including, if applicable, the proviso thereto). WALLACE may, in its discretion, pay any such medical expenses directly in lieu of making reimbursement therefor. The reimbursement or payment of such medical expenses on behalf of CRONIN and/or his wife shall be limited to an aggregate of $500,000, and reimbursement or payment of such medical expenses shall be made by WALLACE only in the event and to the extent that such reimbursement or payment is not then provided under any insurance policy or policies, whether owned by WALLACE or CRONIN, or under any other private or public health and accident plan or program in which CRONIN or his wife, as the case may be, is then eligible for benefits; PROVIDED, HOWEVER, that, if CRONIN's employment terminates:

                (I) Before his 55th birthday, there shall be no reimbursement or payment of medical expenses on behalf of CRONIN and/or his wife after his employment terminates,
               (II) On or after his 55th but before his 60th birthday, the reimbursement or payment of medical expenses on behalf of CRONIN and/or his wife shall be limited to an aggregate of $150,000, or

               (III) On or after his 60th but before his 65th birthday, the reimbursement or payment of medical expenses on behalf of CRONIN and/or his wife shall be limited to an aggregate of $300,000, unless the termination of his employment constitutues Retirement (as defined in Section E.1(a) ) and there has been a Material Change before his Retirement, in which case the reimbursement or payment of medical expenses on behalf of CRONIN and/or his wife shall continue to be limited to an aggregate of $500,000. Upon the request of WALLACE, CRONIN shall submit to WALLACE hospitalization, doctor, dental or other medical bills, including premium notices for accident or health insurance, for verification by WALLACE.

          3. SURVIVAL. The provisions of this Section D shall survive the expiration of the Term and the termination of CRONIN's employment with WALLACE for any reason.

     E.   RETIREMENT

     1.   SUPPLEMENTAL RETIREMENT BENEFIT.

          (a) Commencing on the date of his Retirement (as hereinafter defined) and continuing until the later of (I) the date of CRONIN's death or (II) the tenth anniversary of his Retirement, WALLACE shall pay to CRONIN a monthly Supplemental Retirement Benefit determined as provided below; PROVIDED, HOWEVER, that (a) if CRONIN should die before the tenth anniversary of his Retirement, all remaining monthly Supplemental Retirement Benefit payments shall be made to his


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

Designated Beneficiary under Section E.1(b) below, and (b) CRONIN and his Designated beneficiary shall be entitled to receive a Supplemental Retirement Benefit as set forth in this Section E.1 if and so long as (and only if and so long as) (i) CRONIN does not at, any time while he is an employee of WALLACE and, unless there has been a Material Change before his Retirement, at any time thereafter, engage in any Competitive Activity (as defined in Section F below) and (ii) CRONIN does not commit any action that permits WALLACE to terminate his employment for "cause" under the provisions of clause (a) or (b) of Section C.1(iii) (including, if applicable, the proviso thereto). The term "Retirement" means the termination of CRONIN's employment with WALLACE for any reason other than for "cause" pursuant to Section C.1(iii) above (including, if applicable, the proviso thereto), whether the termination is before or after the date he attains age 65 and whether the termination is voluntary or involuntary, including, without limitation, any termination of employment pursuant to Section
C.3 above. The first payment of the Supplemental Retirement Benefit shall be made on the first day of the first month following his Retirement, and the last payment of the Supplemental Retirement Benefit shall be made on the first day of the one hundred twentieth month following his Retirement. The monthly Supplemental Retirement Benefit payable under this Section E.1 shall be the amount determined under subparagraph (i) below, reduced by the amount determined under subparagraph (ii) below:

               (i) The following percentage of CRONIN's average monthly compensation from WALLACE (including salary, current and deferred bonuses, and contributions made on his behalf by WALLACE under WALLACE's Profit Sharing and Retirement Plan pursuant to any salary reduction agreement under Section 401(k) of the Internal Revenue Code of 1986, but excluding payments made during such period that were deferred from a previous period and amounts attributable to the granting or exercise of stock options) for the last sixty (60) months of his full-time employment by WALLACE before
     Retirement:

               (I)       If CRONIN's Retirement occurs after a Material Change,
          50%.

               (II) If no Material Change occurs prior to CRONIN's Retirement and his Retirement occurs (I) before his 55th birthday, zero percent, (II) on or after his 55th but before his 60th birthday, 25%, (III) on or after his 60th but before his 65th birthday, 33-1/3%, or (IV) on or after his 65th birthday, 50%.

               (ii) The foregoing amount shall then be reduced by (A) 100% of his monthly social security retirement benefits, if any, and (B) the monthly amount payable under a single-life annuity for the life of CRONIN commencing on the date of his Retirement which is the actuarial equivalent (using the then current Pension Benefit Guaranty Corporation interest rate for valuing immediate annuities under single-employer pension plans) of the benefits payable to CRONIN under any retirement plan or program sponsored or maintained by WALLACE, including, without limitation, any amounts payable to him under WALLACE's Profit Sharing and Retirement Plan and WALLACE's Supplemental Profit Sharing Plan that are


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     attributable to Company contributions, but excluding any amounts attributable to contributions made by WALLACE on behalf of CRONIN under WALLACE's Profit Sharing and Retirement Plan pursuant to a salary reduction agreement under Section 401(k) of the Internal Revenue Code of 1986.

          (b) In the event CRONIN should die during the Term and prior to the termination of his employment with WALLACE, WALLACE shall pay to his Designated Beneficiary (as hereinafter defined) an amount equal to the Supplemental Retirement Benefit that CRONIN would have received if the date of his death had been the date of his Retirement and he had lived through the tenth anniversary of his Retirement. The payments to CRONIN's Designated Beneficiary under this Section E.1(b) shall commence on the first day of the month following CRONIN's death and shall continue until the first day of the 120th month following his death. The term "Designated Beneficiary" shall mean CRONIN's wife at the time of his death, unless CRONIN should hereafter designate in writing to WALLACE another person or entity to be his Designated Beneficiary for the purposes of this Agreement, in which case the last such person or entity so designated shall be the Designated Beneficiary, or if no such designation is made and CRONIN's wife either predeceases CRONIN or dies concurrently with him or within thirty
(30) days after his death, the Designated Beneficiary shall be CRONIN's estate.


     2. NO ALIENATION, ETC.. Neither the Supplemental Retirement Benefit nor any payment provided to be made to the Designated Beneficiary pursuant to Section E.1(b) above shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, garnishment, execution, or levy of any kind, either voluntary or involuntary, including any such liability which is for alimony or other payments to or for the support of a spouse or former spouse or any other relative of CRONIN or the Designated Beneficiary, prior to actually being received by CRONIN or the Designated Beneficiary, as the case may be; and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, charge or otherwise dispose of any right to receive any Supplemental Retirement Benefit or any payment provided to be made to the Designated Beneficiary pursuant to Section E.1(b) above shall be void.


     3.   LUMP SUM PAYMENT.   Notwithstanding any other provision of this
Agreement to the contrary:

                (i) CRONIN may, at any time from and after the date of his Retirement, request the payment to him in a lump sum in lieu of, and in substitution for, his monthly Supplemental Retirement Benefit an amount equal to the actuarial equivalent present value (computed using the then current Pension Benefit Guaranty Corporation interest rate for valuing immediate annuities under single-employer pension plans) of the remaining Supplemental Retirement Benefit payable under Section E.1 above; PROVIDED, HOWEVER, that WALLACE shall make a payment to CRONIN pursuant to such a request only if and to the extent that such request is approved by the Board of Directors of WALLACE, and

               (ii) If CRONIN should elect to terminate his services with WALLACE pursuant to Section C.3 above, WALLACE shall pay to him on demand, in a lump sum, in lieu of, and in substitution for, his monthly Supplemental Retirement Benefit, an amount equal to the actuarial equivalent present value (computed using the then current Pension Benefit Guaranty Corporation interest rate for valuing immediate annuities under single-employer pension plans) of the Supplemental Retirement Benefit payable under Section E.1 above.

     4. SURVIVAL. The provisions of this Section E shall survive the expiration of the Term and the termination of CRONIN's employment with WALLACE for any reason, other than termination for "cause" pursuant to Section C.1(iii) above (including, if applicable, the proviso thereto).


     F.   NON-COMPETITION

     During the Term and for a period of two years after the later to occur of
(i) the end of the Term or (ii) the termination of CRONIN's employment and all other association (whether as a director, officer or consultant) with WALLACE for any reason (whether with or without cause), CRONIN shall not, directly or indirectly, own, manage, operate, control, be employed by, participate in or be connected with the ownership, management, operation or control of any entity which is directly or indirectly engaged in any business or activity that is directly competitive with any business or activity of WALLACE or any of its divisions or subsidiaries (collectively, a "Competitive Activity"); PROVIDED, HOWEVER, that CRONIN shall not be prohibited under this Section F from engaging in a Competitive Activity following the termination of CRONIN's employment if the termination of his employment constitutes Retirement (as defined in Section E.1(a) ) and there has been a Material Change before his Retirement.

     CRONIN acknowledges that compliance with the provisions of this Section F is necessary to protect the trade secrets and other confidential and proprietary information and the goodwill of WALLACE and that any breach or violation of this Section F would cause WALLACE continuing and irreparable injury for which money damages would not be an adequate remedy. In addition to any other rights and remedies available by contract, law or otherwise, WALLACE shall be entitled to injunctive relief to enforce this Section F and to remedy or prevent any actual or threatened breach or violation of this Section F.



     G.   OTHER AGREEMENTS

     This Agreement amends and restates and supersedes any other agreement of the parties, written or oral, with respect to the subject matter hereof. CRONIN represents and warrants that his signing of this Agreement and the performance of his services as an executive with WALLACE as contemplated hereunder are not and will not be in violation of any other contract, agreement or understanding to which he is or may become a party.


     H.   NOTICE

     Any notice given under this Agreement shall be sufficient if in writing and if sent by registered or certified mail, postage prepaid, addressed, in the case of WALLACE, to its then principal office to the attention of its Board of Directors; in the case of CRONIN, to his last known address; in the case of the Designated Beneficiary, to his, her or their last known address; or, in the case of CRONIN's dependents, to their last known address.


     I.   BINDING EFFECT

     This Agreement shall inure to the benefit of and be binding upon and enforceable against (i) WALLACE and its successors and assigns (including, without limitation, the surviving corporation in any merger or consolidation with WALLACE), (ii) CRONIN and his heirs, executors, administrators and legal representatives, (iii) with respect to Sections B, C, E, H, I, J, K and L, the Designated Beneficiary and his or her heirs, executors, administrators and legal representatives, and (iv) with respect to Sections C, D, H, I, J, K and L, CRONIN's dependents and their respective heirs, executors, administrators and legal representatives. In addition, without in any way limiting the foregoing, following a Material Change, any person or entity (or group of persons and/or entities) that acquires (in a single transaction or a series of related transactions) any businesses or assets of WALLACE representing 25% or more of WALLACE's sales, operating profits or operating assets shall be deemed to be a successor of WALLACE for the purposes of this Agreement and shall be liable for the payment of all amounts payable by WALLACE under this Agreement and for the performance of all obligations of WALLACE under this Agreement.


     J.   GOVERNING LAW


     All questions relating to the validity, construction, interpretation, performance and administration of this Agreement shall be governed by and construed in accordance with the laws of the State of Illinois covering contracts made and to be performed in that State. Following a Material Change, this Agreement is to be interpreted and construed in the manner most favorable to CRONIN, his Designated Beneficiary and his dependents (and their respective heirs, executors, administrators and personal representatives).


     K.   NO TRUST, ETC.

          Neither this Agreement nor any action taken pursuant to the provisions of this Agreement shall create or be construed to create a trust or fiduciary relationship of any kind between WALLACE and CRONIN, his Designated Beneficiary or his dependents or any other person. To the extent that CRONIN, his Designated Beneficiary or his dependents or any other person acquires a right to receive any payments or other benefits from WALLACE under this Agreement, such right shall be no greater than the right of any unsecured general creditor of WALLACE, and any and all amounts credited or accrued in the Deferred Compensation Account, or accrued to pay the Supplemental Retirement Benefit or any amount provided to be paid to the Designated Beneficiary under Section E.1(b) above or accrued to make any other payment or provide any other benefit to CRONIN, his Designated Beneficiary or his dependents or any other person shall continue for all purposes to be a part of the general funds of WALLACE, and no person other than WALLACE shall have any interest in any such funds. The right of CRONIN, his Designated Beneficiary or his dependents or any other person to receive payments or other benefits under this Agreement may not be pledged or encumbered and cannot be assigned or transferred except by will or by the laws of descent and distribution.


     L.   ATTORNEYS' FEES AND OTHER COSTS AND EXPENSES.

          CRONIN, his Designated Beneficiary and his dependents (and their respective heirs, executors, administrators and personal representatives) shall each be entitled to recover from WALLACE (and shall be reimbursed by WALLACE upon demand) all attorneys' fees and other costs and expenses, if any, that may be incurred in connection with enforcing or defending the rights of CRONIN, his Designated Beneficiary or his dependents under this Agreement following a Material Change. CRONIN, his Designated Beneficiary and his dependents (and their respective heirs, executors, administrators and personal representatives) shall also be entitled to recover from WALLACE interest on the Termination Payment and any other amounts that may be payable to CRONIN, his Designated Beneficiary or his dependents under this Agreement (including, without limitation, amounts required to be reimbursed under the first sentence of this Section, any Excise Tax Reimbursement Amount or Additional Excise Tax Reimbursement Amount under Section C.4 above, and any lump sum payments of the Deferred Compensation Account under Section B.2 above or in lieu of the Supplemental Retirement Benefit under Section E.1 above) that are not paid when due following a Material Change, at an annual rate equal to 4% over the corporate base rate as announced from time to time by The First National Bank of Chicago or its successor (changing as and when such announced corporate base rate changes), compounded monthly, from the date due until paid. Payments received by CRONIN, his Designated Beneficiary or his dependents (or any of their respective heirs, executors, administrators and personal representatives) shall be credited first against accrued interest until all accrued interest is paid in full before any such payment is credited against the Termination Payment or any other amounts that may be payable to CRONIN, his Designated Beneficiary or his dependents under this Agreement.

     IN WITNESS WHEREOF, WALLACE has caused this Agreement to be executed on its behalf by the Chairman of the Compensation Committee of its Board of Directors and CRONIN has executed this Agreement, all as of the day and year first above written.


                                             WALLACE COMPUTER SERVICES, INC.
[SEAL]

ATTEST:

      /s/  Michael T. Laudizio               By:      /s/  T. Dimitriou
------------------------------------            --------------------------------
     Its Secretary                                Chairman of the Board



                                             /s/  Robert J. Cronin
                                             -----------------------------------
                                               ROBERT J. CRONIN